FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89 LTO/sl 7th August, 2003


03029331

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
dated 7th August, 2003 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Annual General Meeting

   Date : 15th July, 2003

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act);

   (b) The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement; and

   (c) the Company's Bye-laws.

2. Title : Annual Report, Audited Accounts and Auditors' Report

   Date : 2002-2003

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act); and

   (b) HKSE pursuant to Exchange Listing Agreement.

3. Title : All circulars sent to shareholders

   Date : 28th July, 2003

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

4. Title : Notification of movement of securities in Hong Kong

   Date : 31st July, 2003

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

FINANCIAL RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") is pleased to announce the audited consolidated income statement of the Company for the year ended 31st March, 2003 together with the comparative figures for 2002 as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST MARCH, 2003

	NOTE	2003 HK$'000	2002 HK$'000
Turnover	2	1,379,372	932,781
Cost of sales		(1,185,825)	(850,140)
Gross profit		193,547	82,641
Other operating income		17,367	17,436
Distribution costs		(53,771)	(31,826)
Administration expenses		(68,699)	(89,185)
Impairment loss written back (recognized) **in respect of properties under development**		4,656	(3,155)
Impairment loss recognised in respect of investment securities		(6,500)	(2,965)
Unrealised holding loss on other investments		(14,344)	(5,295)
Amortisation of goodwill arising on acquisition of subsidiaries		(1,658)	(392)
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		–	3,155
(Deficit) Surplus on revaluation of investment properties		(1,490)	270
Profit (loss) from operations		69,108	(29,316)
Finance costs		(7,304)	(9,066)
Share of losses of associates		(379)	(1,495)
Profit (loss) from ordinary activities before taxation		61,425	(39,877)
Taxation	4	(218)	(242)
Profit (loss) before minority interests		61,207	(40,119)
Minority interests		(89)	287
Net profit (loss) for the year		61,118	(39,832)
Dividends			
Interim dividend paid		5,374	–
Proposed final dividend		13,401	–
		18,775	–
Earnings (Loss) per share – Basic	5	2.3 cents	(1.5 cents)

NOTES

1. **ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2002, except as described below.

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice("SSAP"s) issued by the Hong Kong Society of Accountants, resulting in the adoption of the following new accounting policies.

SSAP 1 (Revised)	:	Presentation of Financial Statements
SSAP 11 (Revised)	:	Foreign Currency Translation
SSAP 15 (Revised)	:	*Cash Flow Statements*
SSAP 34	:	Employee Benefits

The new and revised SSAPs have introduced revised disclosure requirements which have been adopted in the financial statements. The adoption of the above SSAPs has had no significant effect on the results for the current or prior accounting years.

2. **SEGMENT INFORMATION**

Business segments

The Group is organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover and results by business segments is as follows:

Year ended 31st March, 2003	Design, manufacture and sale of electronic products HK$'000	Securities trading HK$'000	Consolidated HK$'000
TURNOVER	1,364,789	14,583	1,379,372
SEGMENT RESULTS	93,403	(19,422)	73,981
Interest income			119
Impairment loss written back in respect of properties under development			4,656
Impairment loss recognized in respect of investment security			(6,500)
Amortisation of goodwill arising on acquisition of subsidiaries			(1,658)
Deficit on revaluation of investment properties			(1,490)
Profit from operation			69,108
Finance costs			(7,304)
Shares of losses of associates			(379)
Profit from ordinary activities before taxation			61,425
Taxation			(218)
Profit before minority interest			61,207
Minority interest			(89)
Net profit for the year			61,118
OTHER INFORMATION			
Additions of property, plant and equipment	46,430	–	46,430
Depreciation and amortisation of property, plant and equipment	35,580	–	35,580
Unrealised holding loss on other investments	–	14,344	14,344

Year ended 31st March, 2002:	Design, manufacture and sale of electronic products HK$'000	Securities trading HK$'000	Consolidated HK$'000
TURNOVER	882,521	50,260	932,781
SEGMENT RESULTS	(15,788)	(11,628)	(27,416)
Interest income			1,187
Impairment loss recognized in respect of properties under development			(3,155)
Impairment loss recognized in respect of investment securities			(2,965)
Amortisation of goodwill arising on acquisition of subsidiaries			(392)
Release of negative goodwill arising on acquisition of additional interest in a subsidiary			3,155
Surplus on revaluation of investment properties			270
Loss from operation			(29,316)
Finance costs			(9,066)
Shares of losses of associates			(1,495)
Loss from ordinary activities before taxation			(39,877)
Taxation			(242)
Loss before minority interests			(40,119)
Minority interest			287
Net loss for the year			(39,832)
OTHER INFORMATION			
Additions of property, plant and equipment	40,059	–	40,059
Depreciation and amortisation of property, plant and equipment	33,730	–	33,730
Unrealised holding loss on other investments	–	5,295	5,295

(ii) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for the year ended *31st March, 2003* and *31st March, 2002* are as follows:

	2003 HK$'000	2002 HK$'000
Hong Kong	492,876	450,870
Mainland China	6,986	4,137
North and South America	515,588	215,462
Europe	204,173	99,072
Japan and South Korea	127,456	108,580
Other Countries	17,710	4,400
	1,364,789	882,521

The Group's turnover in respect of the securities trading segment is principally carried out in Hong Kong.

Contribution to profit (loss) in respect of design, manufacture and sale of electronic products by geographical market has not been presented as the contribution to profit (loss) from each market is substantially in line with the ratio of profit (loss) to turnover of the overall design, manufacture and sale of electronic products division.

3. **DEPRECIATION**

During the year, depreciation of approximately HK$35,580,000 (2002: HK$33,730,000) was charged to the consolidated income statement in respect of the Group's property, plant and equipment.

4. **TAXATION**

	2003 HK$'000	2002 HK$'000
The charge comprises:		
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the year	584	96
Under (over) provision in prior years	473	(38)
	1,057	58
Taxation in other jurisdictions	(839)	184
	218	242

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

5. **EARNINGS (LOSS) PER SHARE**

The calculation of the basic earnings (loss) per share is computed based on the following data:

		2003		2002
Profit (Loss):				
Net profit (loss) for the year and profit (loss) for he purpose of basic and diluted earnings (loss) per share	HK$'000	61,118	HK$'000	(39,832)
Number of shares:				
Weighted average number of shares for the purpose of basic earnings (loss) per share		2,687,436,498		2,694,951,228

No dilute earnings (loss) per shares for the years ended 31st March, 2003 and 2002 has been presented as the potential ordinary shares are anti-dilutive.

FINAL DIVIDEND

The Directors have declared a final dividend of HK0.5 cent per share for the year ended 31st March, 2003 (Year ended 31st March, 2002: Nil) to shareholders on the register of members on **15th September, 2003**. Dividend warrants will be sent to the shareholders on or about **26th September, 2003**.

CLOSING OF REGISTER OF MEMBERS

The registers of members and of the Company will be closed from **Monday, 15th September, 2003** to **Thursday, 18th** ***September, 2003****, both days inclusive, during which period no transfer of shares will be effected. In order to qualify* for the entitlement of the final dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, G/F., Bank of East Asia Harbour View Centre, Hong Kong **not later than 4:00 p.m. on Thursday, 11th September, 2003**.

BUSINESS REVIEW

The Group's turnover for the year ended 31st March, 2003 increased 48% as compared with last year. The net profit for the year approximately amounted to HK$61,118,000 (2002: loss of HK$39,832,000).

Electronics Division

Following the consolidation of its operation in the year 2001/2002, the Group's focus is now turn to upgrading production base and rationalizing structure as to enhance its production efficiency with reduced production costs. Moreover, the Group re-structured its products portfolio and allocated resources to research and development of advanced technology. A unique series of products with multi-functions that enjoys high profit margin is developed. After the year 2001/2002, a transitional period before the completion of re-structuring, the Group commenced to enjoy the benefits of the restructuring this year. Despite the global sluggish economic conditions and difficult operating environment, the Group recorded encouraging results. The products developed by the Group, including 6 CD changers *music centre, super slim CD portable players and TV video combo series, were the most popular products for the year.* In order to enlarge the customer base, the Group has put much effort to identify new clients, promote sales and strengthen marketing team, and also secured certain established new clients in the USA and Europe. The turnover originated from Europe enjoyed the most significant increment and accounted for 15% of the electronic division's turnover as compared with 11% for the last year.

The Group focused on the promotion of products of ODM and its own brand, which enjoy a higher profit margin when compared to OEM products. The products of ODM and the Group's own brand accounted for approximately 60% of the Group's turnover for the year, whilst OEM products accounted for 40% (2002: the products of ODM and the Group's own brand and OEM products accounted for 40% and 60% respectively). The increase of the turnover for the year was *mainly attributable to higher profit margin of the products of ODM and the Group's own brand.*

In order to promote the profit margin of products, the Group has increased the varieties and production capacity of its parts. Parts production department was the main contributor to the satisfactory results of the Group for the year. In the second half of the year, the surging oil price resulting from the war in the Middle East, and the increase of price of petroleum related products including plastic materials, have significantly reduced the contribution of plastic injection department, to the Group's profit.

Cosmo Communications Corporation, the Group's subsidiary in the USA recorded a great improvement in this year's result, following its upturn from loss making last financial year.

SECURITIES TRADING

During the year, the Group has made an unrealized holding loss of HK$14,344,000 in respect of the securities held under other investments. During the year, most of the securities transactions were made to reduce the Group's securities investment portfolio. At the year end, securities investment portfolio were reduced to approximately HK$40,424,000. The current market sentiments has shown manifest improvements since 31st March, 2003. The Group believes that the investment portfolio will have no adverse effect to the Group.

PROSPECTS
Although the global economic conditions are still sluggish and the operating environment is also uncertain, the Group believes that the most difficult time has passed. The Group is cautious and optimistic at the same time with respect to the market of consumer electronic products. Based on the following factors, the Group is confident of the performances in 2003/2004.

- The Group has assessed the existing orders in hand and the order schedules provided by clients, and believed that considerable growth in turnover will be obtained.
- The new factory of the Group has commenced operation in July 2003 and an increase of 25% or more of the production capacity is expected.
- The number of orders from the market in Europe continues to increase, and the contributions of it to the Group gradually rises.
- Following the end of the war in the Iraq, the oil price plunge, and the price of plastic raw materials also decreased, and the gross profit margin of the Group is back to normal level.
- The growth in turnover of the Group was mainly attributed to the sale of products of ODM and its own brand, which enjoys a better gross profit margin when compared with the products of OEM.
- Cosmo Communications Corporation ("Cosmo"), the subsidiary of the Group in the USA, obtained the exclusive distribution rights in Canada of "Audiovox" brand. The profit contributions of Cosmo is expected to be enormous.
- In view of the Group's production facilities is currently running at full capacity, and it is estimated that the orders from customers and future orders from different areas will increase substantially, the management has conducted feasibility study in relation to set up a new factory in the north Guangdong Province for future use.
- The Group are in process of implementing a world-class ERP system to facilitate our expansion plan and streamline our current production.
- The Group undertook numerous researches for development of new products so as to meet the latest demand in the market. The launch of a series of new audio and visual products, including TV/DVD recorder-in-one, DVD/recorder-in-one, TV/ DVD/CDRW system and super-slim portable laser MP3 with WMA format, is well received.

FINANCIAL POSITION
As at 31st March, 2003, cash and bank balance were approximately HK$55,853,000 (2002: HK$23,180,000). Investments in securities and derivative instruments approximately amounted to HK$40,424,000 (2002: HK$52,232,000). Bank borrowings were approximately HK$119,597,000 (2002: HK$114,109,000). The gearing ratio based on total borrowings to shareholders' funds was 0.65 (2002: 0.67). The gearing ratio based on total net bank borrowings to shareholders' funds was 0.12 (2002: 0.19).

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to foreign exchange risk was minimal.

STAFF
As at 31st March, 2003, the Group had a total staff of 8,287 of which 8,178 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
During the year, the Company repurchased shares of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") as follows:

Month	Number of shares HK$	Price per share Lowest HK$	Price per share Highest HK$	Aggregate Consideration HK$
August 2002	2,120,000	0.045	0.049	97,790
September 2002	4,240,000	0.041	0.047	190,030
October 2002	1,510,000	0.038	0.044	62,370
November 2002	630,000	0.042	0.043	26,760
January 2003	2,870,000	0.081	0.089	247,810
February 2003	1,540,000	0.092	0.097	144,980
March 2003	4,100,000	0.090	0.105	395,300
	17,010,000			1,165,040

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was credited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

PUBLICATION OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE
A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 15th July, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 18th day of September, 2003 at 3:00 p.m. for the following purposes:–

1. To receive and consider the financial statements for the year ended 31st March, 2003 and the reports of the directors and auditors.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of directors.
4. To re-appoint auditors and authorise directors to fix their remuneration and in this connection, to consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:–

ORDINARY RESOLUTION

"**THAT** Moores Rowland, who were appointed as auditors by the directors of the Company to fill the casual vacancy occasioned by the resignation of Deloitte Touche Tohmatsu as auditors, be and are hereby re-appointed auditors of the Company to hold office until the next annual general meeting of the Company at a remuneration to be fixed by the board of directors of the Company."

By Order of the Board
Peter LEE Yip Wah
Secretary

Hong Kong, 15th July, 2003

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Head Office and Principal Place of Business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than forty-eight hours before the time appointed for holding the meeting or any adjournment thereof.
3. The register of members of the Company will be closed from Monday, 15th September, 2003 to Thursday, 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 11th September, 2003.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 7th August, 2003

(A) Information of Types of Listed Equity Securities:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4..	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,680,255,402	Nil	Nil
Increase/(Decrease) during the month	48,624,528	Nil	Nil
Balance at close of the month:	2,728,879,930	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 7th April, 1997 Exercise price: HK$ ______	43,645,056	Nil	21,822,528	Nil	21,822,528	21,822,528
2. Employee share option scheme adopted on 12th September, 2002 Exercise price: HK$ 0.10	53,604,000	Nil	26,802,000	Nil	26,802,000	26,802,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price HK$ _____ 2. ______ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ _________	N/A	N/A	N/A	
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		48,624,528

Remarks:

Authorised Signatory:



Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starlight International Holdings Limited, you should at once hand this document and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE SHARES
AND
AMENDMENT TO EXISTING BYE-LAWS

A notice convening a special general meeting of Starlight International Holdings Limited to be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 18th September, 2003 at 3:05 p.m. (or so soon thereafter as the annual general meeting convened for the same date and place at 3:00 p.m. shall have been concluded or adjourned) is set out on pages 7 to 9 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the Special General Meeting if they so wish.

Hong Kong, 28th July, 2003

DEFINITIONS

In this document, the following expressions have the following meanings unless the context requires otherwise:–

"Companies Act"	the Companies Act 1981 of the laws of Bermuda (as amended)
"Company"	Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Directors"	the board of directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	21st July, 2003, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.1 of the notice of the Special General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules as set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Special General Meeting"	the special general meeting of the Company to be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 18th September, 2003 at 3:05 p.m. (or so soon thereafter as the annual general meeting of the Company convened for the same date and place at 3:00 p.m. shall have been concluded or adjourned) and/or any adjournment thereof, notice of which is set out on pages 7 to 9 of this document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Hon Sheung Tin, Peter*
Ho Hau Chong, Norman*

* *independent non-executive director*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 28th July, 2003

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENT TO EXISTING BYE-LAWS

1. GENERAL MANDATE TO REPURCHASE SHARES

At the special general meeting of the Company held on 12th September, 2002, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares of the Company. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held on 18th September, 2003. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Special General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the appendix hereto.

2. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Special General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

3. AMENDMENT TO EXISTING BYE-LAWS OF THE COMPANY

On 1st April, 2003, Securities and Futures (Clearing House) Ordinance was repealed and Securities and Futures Ordinance came into effect. The Directors noted that the definition of "Clearing House" in the existing Company's Bye-Laws needs to be changed as it refers to the repealed Securities and Futures (Clearing House) Ordinance. The Directors therefore propose to amend the Company's Bye-Laws by adoption of a new definition of "Clearing House" as follows:

> "Clearing House" means a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

4. SPECIAL GENERAL MEETING

On pages 7 to 9 of this document, you will find a notice convening the Special General Meeting at which the following resolutions will be proposed:–

- an ordinary resolution to grant to the Directors a general mandate to exercise all powers of the Company to repurchase on the Stock Exchange Shares up to 10% of the issued share capital of the Company as at the date of passing the resolution;

- an ordinary resolution to grant to the Directors a general mandate to authorise the Directors to issue, allot and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution;

- an ordinary resolution to extend the general mandate which will be granted to the Directors to issue, allot and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate; and

- a special resolution to amend the existing bye-laws of the Company.

5. ACTION TO BE TAKEN

A proxy form for use at the Special General Meeting is enclosed herein. Whether or not you intend to attend the Special General Meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of a proxy form will not preclude shareholders from attending and voting at the Special General Meeting if they so wish.

6. RECOMMENDATION

The Directors believe that the Repurchase Proposal, the general mandate for Directors to issue new Shares and the amendment of the Company's Bye-Laws are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Special General Meeting.

By Order of the Board
LAU SAK HONG, PHILIP
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,728,879,930 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Special General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 272,887,993 Shares as at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and bye-laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2003 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:–

	Highest	**Lowest**
	HK$	*HK$*
July 2002	0.069	0.034
August 2002	0.050	0.039
September 2002	0.047	0.036
October 2002	0.044	0.034
November 2002	0.044	0.039
December 2002	0.069	0.034
January 2003	0.094	0.060
February 2003	0.124	0.091
March 2003	0.127	0.080
April 2003	0.105	0.085
May 2003	0.145	0.096
June 2003	0.178	0.133

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

At the Latest Practicable Date, Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai and Andy Lau Sak Yuk and their associates, including companies and trust controlled by them ("Lau's Family"), held on a beneficial basis 1,233,595,122 Shares representing 45.21% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Lau's Family would be increased to approximately 50.23% of the issued share capital of the

Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, an obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

7. Shares repurchase made by the Company

In the six months preceding the Latest Practicable Date, the Company repurchased Shares on the Stock Exchange as follows:–

Date of Repurchase	Number of Shares	Price per Share Highest	Price per Share Lowest	Aggregate Price
		HK$	*HK$*	*HK$*
17/01/2003	420,000	0.083	0.081	34,310
27/01/2003	1,800,000	0.087	0.086	156,000
28/01/2003	650,000	0.089	0.088	57,500
14/02/2003	1,540,000	0.097	0.092	144,980
06/03/2003	2,000,000	0.102	0.098	198,000
10/03/2003	1,550,000	0.091	0.090	140,300
31/03/2003	550,000	0.105	0.102	57,000
08/04/2003	400,000	0.100	0.098	39,600
16/04/2003	900,000	0.099	0.099	89,100
23/04/2003	1,000,000	0.092	0.092	92,000
25/04/2003	330,000	0.090	0.089	29,400
05/05/2003	1,300,000	0.102	0.098	131,000
06/05/2003	1,730,000	0.104	0.102	177,460
12/05/2003	650,000	0.103	0.102	66,500
14/05/2003	850,000	0.102	0.101	86,100

Except for the repurchase of Shares referred to above, there was no other repurchase by the Company, or its subsidiaries, of the Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Starlight International Holdings Limited will be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 18th day of September, 2003 at 3:05 p.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 3:00 p.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions and special resolution of the Company respectively:–

ORDINARY RESOLUTIONS

1. "**THAT**:–

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

2. "**THAT**:–

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. "**THAT** subject to the passing of Resolutions No.1 and 2 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Resolution No.2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No.1 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

SPECIAL RESOLUTION

4. "**THAT** the existing Bye-Laws of the Company be and are hereby amended by replacing the definition "Clearing House" in the Bye-Law 1 with the following new definition:–

   "Clearing House" means a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

By Order of the Board
PETER LEE YIP WAH
Secretary

Hong Kong, 28th July, 2003.

Notes:–

1. *Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.*

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

此乃要件　請即處理

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司股份**售出或轉讓**，應立即將本文件及隨附之代表委任表格送交予買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

（於百慕達註冊成立之有限公司）

有關購回股份
及
發行股份之一般授權
及
修訂現行公司章程細則之建議

STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司謹訂於二零零三年九月十八日（星期四）下午三時零五分（或於同日同地點下午三時正召開之股東週年大會結束或休會後）假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行股東特別大會，大會通告載於本文件第七頁至第九頁。　閣下不論能否出席該大會，務請將隨附之代表委任表格按其上印列之指示填妥及交回，惟無論如何須於大會或其任何續會舉行時間四十八小時前送達本公司之總辦事處及主要營業地址，香港香港仔大道二百三十二號城都工業大廈五樓。填妥及交回代表委任表格後，閣下屆時仍可親身出席股東特別大會及投票。

香港，二零零三年七月二十八日

釋 義

在本文件內，除文義另有所指外，下列詞彙具有下列涵義：

「公司法」	指	百慕達一九八一年之公司法（經修訂）
「本公司」	指	STARLIGHT INTERNATIONAL HOLDINGS LIMITED 升岡國際有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「董事局」	指	本公司董事局
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年七月二十一日，為本文件付印前為確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	授予董事局一般授權之建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東特別大會通告第1項決議案所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	管制以聯交所作其第一上市地位之公司在聯交所購回其證券之上市規則之有關規定
「股東特別大會」	指	本公司訂於二零零三年九月十八日（星期四）下午三時零五分（或於同日同地點下午三時正召開之股東週年大會結束或休會後）假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行之股東特別大會，大會通告載於本文件第七頁至第九頁
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

(於百慕達註冊成立之有限公司)

董事:
劉錫康(主席)
劉錫淇
劉錫澳
韓相田*
何厚鏘*

* 獨立非執行董事

註冊辦事處:
Cedar House
41 Cedar Avenue
Hamilton
Bermuda

總辦事處及主要營業地址:
香港
香港仔大道二百三十二號
城都工業大廈五樓

敬啟者:

有關購回股份
及
發行股份之一般授權
及
修訂現行公司章程細則之建議

1. 購回股份之一般授權

於二零零二年九月十二日舉行之股東特別大會上,董事局獲授予一項一般授權,以行使本公司之權力購回股份。俟即將於二零零三年九月十八日舉行之本公司股東週年大會結束上述授權便告失效。董事局擬尋求 閣下批准將於股東特別大會上提呈之購回決議案。一份按照購回股份規則提供有關購回建議所須資料之說明函件載於本文件之附錄。

2. 發行股份之一般授權

於股東特別大會上亦將會提呈兩項普通決議案,分別授予董事局一般授權以配發、發行及處理不超過本公司通過決議案當日已發行股本20%之股份,並擴大所授予董事局之該項授權,即加上在授予購回最多達於通過購回決議案當日本公司已發行股本10%之股份之一般授權後本公司所購回之股份。

3. 修訂現行公司章程細則

於二零零三年四月一日，《證券及期貨（結算所）條例》經已廢除，而《證券及期貨條例》繼而生效。董事注意到本公司之現行章程細則中「結算所」一詞之定義乃指已廢除之《證券及期貨（結算所）條例》，因此需要作出相應修改。因此，董事建議修訂公司章程細則，為「結算所」界定新下列定義：－

「結算所」指本公司之股份上市或報價之證券交易所所在司法權區之法例認可之結算所。

4. 股東特別大會

本文件第七頁至第九頁內載有召開股東特別大會之通告，在該大會上將會：

- 提呈普通決議案授予董事局一般授權，以行使本公司全部權力，於聯交所購回最多為購回決議案獲通過當日本公司已發行股本10%之股份；
- 提呈普通決議案以授予董事局一般授權，以發行、配發及處理不超過於該決議案獲通過當日本公司已發行股本20%之股份；
- 提呈普通決議案以擴大行將授予董事局之一般授權發行、配發及處理額外股份，方式為在授予一般授權後，將根據購回建議購回之股份數目加入該項授權內；及
- 提呈特別決議案以修訂現行公司章程細則。

5. 採取之行動

本文件隨附適用於股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，務請按其上印列之指示填妥代表委任表格，並在股東特別大會指定召開時間四十八小時前送交本公司之總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓。填妥及交回代表委任表格後，閣下屆時仍可親身出席股東特別大會及投票。

6. 推薦意見

董事局認為購回建議及授予董事局及發行新股之一般授權及修訂本公司之章程細則，均符合本公司及其股東之最佳利益。因此，董事局建議全體股東投票贊成列載於股東特別大會通告內之決議案。

此致
列位股東　台照

承董事局命
主席
劉錫康

香港，二零零三年七月二十八日

本附錄乃作為購回股份規則所規定之說明函件，向　閣下提供必須之資料，以便　閣下考慮批准購回股份，數目最多達於購回決議案獲通過當日本公司已發行股本10%。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,728,879,930股股份。

在購回決議案獲通過之規限下，及按在股東特別大會舉行前並無再發行或購回股份之基準計算，本公司根據購回決議案獲准購回最多272,887,993股股份。

2. 購回之理由

董事局相信，購回建議乃符合本公司及其股東之最佳利益。此項購回可提高本公司每股股份之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事局認為該項購回有利於本公司及其股東時方會進行。

3. 用以購回事宜之資金

本公司在購回股份時，用作購回之資金必須依照本公司之公司組織章程大綱及細則與百慕達適用之法例規定可合法地作此用途之資金中撥支。公司法規定，本公司用以購回股份之款項可從該購回股份之繳足股本或可作派發股息用之溢利，或為此用途而發行股份之所得款項撥付。購回時應付之溢價祇能從可作派發股息用之溢利或股份溢價或實繳盈餘賬項中付出。

在建議之購回期間內，按照購回建議全部行使購回股份權力時，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零三年三月三十一日止年度之年報內之經審核賬目所披露之情況）。然而，董事局不擬按照購回建議行使購回股份權力，以致董事局認為本公司不時宜具備之營運資金或資本負債比率會因此而受到重大不利影響。

4. 股份價格

在最後實際可行日期前十二個月，本公司股份在聯交所買賣所錄得之每月最高及最低價格如下：

	最高價 港元	最低價 港元
二零零二年七月	0.069	0.034
二零零二年八月	0.050	0.039
二零零二年九月	0.047	0.036
二零零二年十月	0.044	0.034
二零零二年十一月	0.044	0.039
二零零二年十二月	0.069	0.034
二零零三年一月	0.094	0.060
二零零三年二月	0.124	0.091
二零零三年三月	0.127	0.080
二零零三年四月	0.105	0.085
二零零三年五月	0.145	0.096
二零零三年六月	0.178	0.133

5. 承諾

董事局已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回建議及按照上市規則及百慕達之適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於本公司獲股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司現時並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司獲股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使購回股份之權力時，一位股東在本公司之投票所佔權益比例會因此而增加，就收購守則第32條而言，該項權益之增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東會獲得或鞏固其於本公司之控制權，將被強制遵照收購守則第26及32條提出收購建議。

於最後實際可行日期，劉錫康先生、劉錫淇先生、劉錫澳先生及彼等之聯繫人士（按上市規則之定義），包括由彼等控制之公司與信託（「劉氏家族」）實益持有1,233,595,122股股份。

佔本公司已發行股本45.21%。根據該持股量及倘若董事局根據購回決議案行使全部權力購回股份，劉氏家族於本公司之持股量將增加至佔本公司已發行股本50.23%。如董事局全部行使所授予之購回股份權力，可能因此而產生依據收購守則第26及32條須向股東提出收購建議之責任。董事局現時並無計劃在引致全面收購責任之情況下按照購回建議行使購回股份之權力。

7. 本公司購回股份

在最後實際可行日期前六個月內，本公司於聯交所購回股份之詳情如下：－

購回日期	股份數目	每股價格 最高價 港元	每股價格 最低價 港元	價總額 港元
二零零三年一月十七日	420,000	0.083	0.081	34,310
二零零三年一月二十七日	1,800,000	0.087	0.086	156,000
二零零三年一月二十八日	650,000	0.089	0.088	57,500
二零零三年二月十四日	1,540,000	0.097	0.092	144,980
二零零三年三月六日	2,000,000	0.102	0.098	198,000
二零零三年三月十日	1,550,000	0.091	0.090	140,300
二零零三年三月三十一日	550,000	0.105	0.102	57,000
二零零三年四月八日	400,000	0.100	0.098	39,600
二零零三年四月十六日	900,000	0.099	0.099	89,100
二零零三年四月二十三日	1,000,000	0.092	0.092	92,000
二零零三年四月二十五日	330,000	0.090	0.089	29,400
二零零三年五月五日	1,300,000	0.102	0.098	131,000
二零零三年五月六日	1,730,000	0.104	0.102	177,460
二零零三年五月十二日	650,000	0.103	0.102	66,500
二零零三年五月十四日	850,000	0.102	0.101	86,100

除上述購回之股份外，在最後實際可行日期前六個月內，本公司或其他任何附屬公司並無在聯交所或其他證券交易所購回股份。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

（於百慕達註冊成立之有限公司）

茲通告STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司謹訂於二零零三年九月十八日（星期四）下午三時零五分（或於同日同地點下午三時正舉行之本公司股東週年大會結束或休會後）假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行股東特別大會，藉以考慮並酌情通過下列將提呈為本公司之普通決議案及特別決議案之決議案：

普通決議案

一. 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間（定義見下文）內按照所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所之規定（經不時修訂），行使本公司所有權力，於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認可作此用途之任何其他證券交易所，購回本公司每股面值0.10港元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回本公司股份之總面值，不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%；而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早發生之日期止之期間：—

(i) 本公司下屆股東週年大會結束時；

(ii) 依照任何百慕達適用之法例或本公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂決議案所述之授權之日。」

二. 「動議：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事局於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授出須要或可能須要行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之債券、認股權證及票據）；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間（定義見下文）內作出或授出須要或可能須要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之債券、認股權證及票據）；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否根據購股權或其他原因配發）及發行之股本面值總額，（但不包括(i)配售新股（定義見下文）；(ii)依據本公司不時之公司組織章程細則就以股代息計劃發行股份；(iii)依據任何當時經已採納可授予或發行本公司股份或購入本公司股份之權利之購股權計劃或其他類似安排而發行之股份，或(iv)依據本公司任何認股權證之條款，行使認購權或換股權而發行之股份，不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早發生之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照任何百慕達適用之法例或本公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事局於指定期間內，根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事局有權就零碎股權或香港以外任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必須或權宜之豁免或另作安排）。」

三．「動議待本大會通告所載第一項及第二項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第一項決議案授權購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會通告所載之第二項決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過上述決議案獲通過之日本公司之已發行股本面值總額10%。」

特別決議案

四．「動議就現行公司章程細則作出下列修訂以新定義取代章程細則1中「結算所」一詞之定義：

「結算所」指本公司之股份上市或報價之證券交易所所在司法權區之法例認可之結算所。」

承董事局命
秘書
李業華

香港，二零零三年七月二十八日

附註：

1. 凡有權出席此次大會及於會上投票之本公司股東，均可委派一位或多位代表出席及代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件之副本，最遲須於大會或任何續會舉行時間四十八小時前送達本公司之總辦事處及主要營業地址，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。